October 6, 2006

Lily Dang

United States Securities and Exchange Commission

Division of Corporate Finance

Mailstop 7010

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:  Alberta Star Development Corp.

         Form 20-F for Fiscal Year Ended November 30, 2005

         Filed March 13, 2006

         File No. 0000-3172

Dear Ms. Dang,

We write to implement your recommendations on your comments as noted below:

FORM 20-F FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2005

CONTROLS AND PROCEDURES (p. 50)

1.

Please revise the last sentence of the third paragraph to state whether there has been any change in your internal control over financial reporting that occurred during your fiscal year that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with the guidance in Item 15(d) of Form 20-F.

Response:

The last sentence of Item 15 has been changed in order to comply with the guidance in Item 15(d) of Form 20- F to the following on page 71 of the document:

“There was no change during the fiscal year ended November 30, 2005 that has materially affected, or is reasonably to materially affect, our internal control over financial reporting.”

FINANCIAL STATEMENTS

2.

Please number all pages in your financial statements section

Response:

All pages have been numbered in our financial statements section.

REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING FIRM

3.

Please have your auditors add the missing number to the note referenced in the comments for United States of America readers section.

Response:

We note that the comments in the Report of Independent Registered Chartered Accountants for United States of America Readers on Canada did include the correct note reference. This note reference was inadvertedly omitted during the Edgarization process from the Company’s original filing and has been correctly inserted in the subsequent amendment.

STATEMENT OF CASH FLOWS

4.

Tell us why you classified the amount of your “Change in accounting policy” line item as a financing cash flow activity. Please cite the authoritative accounting literature that you believe supports your view.

Response:

The company has restated the Statements of Cash Flows for the period from inception 30 November 2005 to present the affect of the companies “Change in accounting policy” as cash flows from financing activities-issuance of common shares and as acquisition of mineral property interest (page 110).

Additional disclosure was added to Note 14 - Supplemental Disclosures with Respect to Cash Flows:

During the year ended 30 November 2005, the Company issued 1,760,000 common shares valued at $599,000 for the acquisition of the mineral property interests (2004 - 150,000 common shares valued at $30,000, 2003 – 450,000 common shares values at $112,500, cumulative - 6,360,000 common shares valued at $1,058,500) (Note 7).

During the year ended 30 November 2004, the Company received 200,000 common shares of Max Resource Corp. valued at $82,000 as payment under a mineral property option agreement (Note 7).

During the year ended 30 November 2000, the Company issued 669,680 common shares valued at $66,918 for the settlement of debt.

Note 18 - Restatement of Financial Statements was added to provide additional information on the changes made to the financial statements on page 116:

The Company’s Statement of Cash Flows for the period from inception to 30 November 2005 and for the year ended 30 November 2005 has been restated to exclude the issue of common shares of the Company related to the acquisition of mineral property interests, the receipt of common shares by the Company related to the recovery of mineral property expenditures and the issue of common shares of the Company for the settlement of debt (Note 14).  The Company has also expanded disclosure in Notes 7 and 17 of the financial statements to provide additional information related to the recovery of mineral property expenditures and the effect of the differences between United States GAAP and Canadian GAAP on share capital and deficit as at 30 November 2005 and 2004.

SCHEDULE 1 – SUMMARY OF MINERAL PROPERTY EXPENDITURES

5.

Please add disclosure in this Schedule, and in Note 7, to sufficiently explain how and why recoveries of mineral property costs occurred.

Response:

 The following disclosure and schedule was added to Note 7 on page 101:

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists of amounts paid to the Company under existing mineral property option agreements.  These amounts relate to general payments to the Company and reimbursements of mineral property expenses paid by the Company on behalf of the optionor summarized as follows:

	Cumulative amounts from inception to 30 November 2005	For the year ended 30 November 2005	For the year ended 30 November 2004	For the year ended 30 November 2003
	$	$	$	$
General cash payments related to mineral property option agreements		18,000	8,000	-

Cash reimbursements of mineral property expenditures relates to mineral property option agreements			-	11,561

Common shares received as payment related to the MacInnis Lake option agreement (Note 14)	82,000	82,000	-	-

	392,908		8,000	11,561

NOTE 4 – AVAILABLE FOR SALE INVESTMENTS

6.

Please add the missing note reference that corresponds with the exploration property option agreement that you indicate.

Response:

We note that reference to Note 7 was inadvertedly omitted during the Edgarization process from the Company’s original filing and has been correctly inserted in the subsequent amendment. Reference to Note 14 has also been inserted as additional disclosure has been added.

NOTE 17- RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUTING PRINCIPLES

7.

Please expand your disclosure under note (ii) to sufficiently explain why you reflected an $189,176 stock-based compensation adjustment to share capital and deficit for U.S. GAAP purposes, versus your accounting treatment applied under Canadian GAAP.

Response:

The note disclosure under Note 17(ii) has been expanded to explain in greater detail why the Company reflected a $189,176 stock-based compensation adjustment to share capital and deficit for U.S. GAAP purposes, versus our accounting treatment applied under Canadian GAAP.  It now says (on page 113-114):

The Company records compensation expense for United States GAAP purposes following the fair value method of accounting for stock options as prescribed under FSAS No. 123 “Accounting for Stock-Based Compensation”.  The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 3 and 11.

Under Canadian GAAP prior to 1 December 2002, the Company accounted for stock options as capital transactions when the options were exercised.  Under Canadian GAAP effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis following the fair value method of accounting for stock options.  The Company’s reported increase of $186,176 in both share capital and deficit as at 30 November 2005 and 2004 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

ENGINEERING COMMENTS

GENERAL

8.

Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management’s lack of experience in this industry.

Response:

We have inserted the following additional disclosure to Item 3, Section D Risk Factors.

Our management, while experienced in business operations, has only limited experience in resource exploration. While we endeavour to hire and with the appropriate levels, none of our directors or officers have significant technical training or experience in resource exploration or mining. Accordingly, management may not fully be aware of the specific requirements related to working in mineral exploration, whether technical or operational.  Therefore, our managerial decisions and choices may not always reflect standard engineering or mineral exploration practices commonly used. We rely on the opinions of consulting geologists and mining experts that we retain from time to time for specific exploration projects or property reviews.

We cannot be certain that the measures we take will ensure that we implement and maintain adequate financial resources or profitability. Management’s lack of experience may cause failure to implement appropriate financial decisions, or cause difficulties in implementing proper decisions, ultimately harming our operating results.

CONTACT LAKE MINERAL CLAIMS- CONTACT LAKE, NORTHWEST TERRITORIES, (p. 18, 23)

9.

We note that your disclosure in the fourth paragraph of this section, referring to the Echo Bay mine properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these adjacent mines and properties. Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near to your property; and instead focus the disclosure solely on your property.

Response:

The Echo Bay mine is a former past-producing mine situated on claims owned by the Company. We have clarified disclosure on both pages 23 and 34 and digitally show the location of the mine in Figures 9 and 11.

PORT RADIUM- CROSSFAULT LAKE MINERAL CLAIMS, NORTHWEST TERRITORIES, (p. 23)

10.

For the properties Crossfault Lake, Eldorado, Glacier Lake, and North Contact Lake, provide the disclosures required by Industry Guide 7(b). In particular, for each property, provide the following information:

•

The location, means of access to the property, and transportation from the property.

•

Any conditions that must be met in order to obtain or retain title to the property.

•

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•

A description of any work completed on the property and its present condition.

•

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment. N/A

•

A description of equipment and other infrastructure facilities.

•

The current state of exploration of the property.

•

The total costs incurred to date and all planned future costs.

•

The source of power and water that can be utilized at the property.

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

•

You may refer to Industry Guide 7(b), paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: http://www.sec.gov.divisions/corpfin/forms/industry.htm#secguide7.

Response:

We have inserted additional disclosure and clarified existing information as follows:

•

We have inserted a section entitled “Accessibility, Local Resources and Infrastructure” on page 23;

•

We have inserted the following section entitled “Mineral and Leased Claim Payments in the Northwest Territories” on page 47 :

In order to retain property title or mineral claims in the Northwest Territories, the Company must incur at least $4 per acre during the initial two-year period immediately following the date of the claim. Acceptable types of work include:

•

Drilling

•

Trenching

•

Sinking shafts

•

Geochemical and geophysical investigation made on the ground or by aircraft

•

Surveyor claims must be proved by the surveyor general

•

Work done in constructing roads and airstrips

The Company must pay annual payments to the federal government in order to maintain lease claims;

•

Descriptions of mineralization and rock formations on pages 26 and 28 indicate property results and potential economic significance. Therefore, we do not believe additional disclosure is required;

•

Details regarding modernization and physical condition of plant and equipment is not applicable;

•

A statement regarding the property’s reserves and proposed program is not applicable and therefore has not been inserted;

•

All property descriptions, conditions, costs, locations and resources have been clarified and updated.

SMALL-SCALE MAP

11.

Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that the SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900.

Response:

We have provided detailed maps, in accordance to Instruction 1(a) of Item 4.D, for the following properties and locations:

Canada location map

Figure 1

Northwest Territories location map

Figure 2

Longtom Claim

Figure 3

Target 1 and 2

Figure 4

Geology and Mineral Occurrences

Figure 4.1

MacInnis Lake Property Map and Local Geology

Figure 5

Contact Lake Claim Map

Figure 6

Port Radium:

Crossfault Lake Mineral Claims

Figure 9

Eldorado Mineral Claims

Figure 10

Glacier Lake Mineral Claims

Figure 11

North Contact Lake Mineral Claims

Figure 12

The following properties and claims have been abandoned by the Company and therefore maps have not been included:

Red Lake Property:

Dixie Lake Property, Dent Gold Property, Shabu Lake

Consolidated Jaba Inc. – Providence Claims, Beatty, Nevada

Meridian Lake Property- Reliance, NWT

 EXPANDED DISCLOSURE

12.

Expand the disclosure concerning the exploration plans for the properties to address the following points:

•

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•

If there is a phased program planned, briefly outline all phases.

•

Alternatively, disclose there are no current plans to conduct exploration on the property, if true.

Response:

Additional disclosure has been inserted for each property in reference to local geology and stratigraphy, the Contact Lake area projects exploration program and the Contact Lake/Eldorado/Glacier Lake/Crossfault Lake 2006 proposed budget. This disclosure provides a comprehensive breakdown of personnel, expenses and exploration activities. (Pages 46 and 47).

There are currently no phased programs or plans to conduct exploration on the property.

MERIDIAN LAKE PROPERTY- RELIANCE, NORTHWEST TERRITORIES (p. 27)

13.

The last paragraph of this section refers to assays up to 1.37% copper. As a general checklist, when reporting the results of sampling and chemical analyses:

•

Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

•

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•

Eliminate all disclosure of the highest values or grades of sample sets.

•

Eliminate grades disclosed as “up to” or “as high as.”

•

Eliminate statements containing grade and/or sample-width ranges.

•

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•

Generally, use tables to improve readability of sample and drilling data.

•

Soil samples may be disclosed as a weighted average value over an area.

•

Refrain from reporting single soil sample values.

•

Convert all ppb quantities to ppm quantities for disclosure.

Revise all disclosures about properties that appear in your filing accordingly

Response:

We have amended this section accordingly to reflect that the Meridian Lake Property has been abandoned, as per the following disclosure on page 37:

Significant work was carried out on the Great Slave copper-gold claims during the 1960s, including geological mapping, excavation of 12 surface trenches, and 10 holes drilled to an average depth of 100 m. This work identified extensive copper, gold and silver mineralization within a 4 km strike length of the Murky Lake Fault, a splay from the regionally important MacDonald Fault.

Total expenditures related to the Meridian Lake Property consist of acquisition costs of $10,000, made during the year ended November 30, 2005. However, this option has been abandoned by the Company as of February 16, 2006.

DOCUMENTS ON DISPLAY, (p. 49)

14.

Please correct the address for the SEC reading room to 100 F Street NE, Washington D.C.

Response:

The correct address has been inserted.

CLOSING COMMENTS

Please be advised that Alberta Star Development Corp. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the 20-F filing;

•

SEC staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Should you have any questions in regard to these matters we ask that you not hesitate to contact the undersigned at +1 604 681 3131.

ALBERTA STAR DEVELOPMENT CORP.

“Tim Coupland”

Tim Coupland

President